

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 16, 2016

Robert A. Bradway
Chief Executive Officer and President
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

      Re: **Amgen Inc.**
              Registration Statement on Form S-4
              Filed November 1, 2016
              File No. 333-214367

Dear Mr. Bradway:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any questions.

                    Sincerely,

                    /s/ Mary Beth Breslin for

                    Suzanne Hayes
                    Assistant Director
                    Office of Healthcare and Insurance

cc: Gregory P. Rodgers, Esq.